FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of May 2006

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached hereto is Registrant’s press release dated May 10, 2006, announcing its results for the first quarter ending March 31, 2006.

This report on Form 6-K is being incorporated by reference into the Registration Statements on Form S-8 (Registration Nos. 333-132649, 333-123410, 333-113932, 333-08826, 333-10092, 333-12466 and 333-12988) and Form F-3 (Registration Nos. 333-113950 and 333-12698).

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant) BY: /S/ Rachel Prishkolnik —————————————— Rachel Prishkolnik Corporate Secretary

Dated: May 11, 2006

Gilat Announces First Quarter 2006 Results

Petah Tikva, Israel, May 10, 2006 – Gilat Satellite Networks Ltd. (Nasdaq: GILT), a worldwide leader in satellite networking technology, solutions and services, today reported its results for the quarter ending March 31, 2006.

Commencing the first quarter of fiscal year 2006, Gilat implemented the Statement of Financial Accounting Standard No. 123(R) (“SFAS 123(R)”), “Share-based Payments”, which requires Gilat to expense the fair value of grants made under stock option programs over the vesting period of the options beginning on January 1, 2006. The expense is a non-cash transaction. Gilat will report its net income and earnings per share during 2006 on both Generally Accepted Accounting Principles (“GAAP”) and non-GAAP (which excludes the non-cash stock option expense) in order to provide meaningful period-to-period comparisons.

Revenues for the first quarter of 2006 were $58.6 million, up from $53.0 million in the comparable quarter of 2005. Net income for the first quarter of 2006 was $1.2 million or $0.05 per diluted share, up from a net loss of $1.9 million or $0.09 per diluted share in the comparable quarter of 2005.

Non-GAAP net income for the first quarter of 2006 was $2.7 million, or $0.12 per diluted share, up from a net loss of $1.9 million or $0.09 per diluted share in the comparable quarter of 2005. Non-GAAP EBITDA(3) was $8.7 million, up from $4.7 million in the first quarter of 2005.

Gilat's Chief Executive Officer and Chairman of the Board Amiram Levinberg said, “The first quarter was a strong quarter, with improvements across all key financial indicators and we remain on track in achieving our 2006 management financial objectives. Within our main markets of enterprise, government and rural communications, we have shown an increase in deals for larger networks and also maintain a steady flow of deals addressing smaller networks. We are also selling higher value solutions to our customers, and as such, continuing the implementation of our business strategy.”

Recently Announced Agreements

–  Gilat combined its equipment and services to provide a satellite solution for the Mexican Ministry of Education’s Enciclomedia project. Under this program, Gilat will be providing over 15,000 SkyEdge VSATs to approximately 33,000 classrooms for five out of eleven regions which have commenced implementation.

–  Six Continents Hotels, Inc. (SCH), a member of InterContinental Hotels Group, the world’s largest hotel group by number of rooms, extended its enterprise network services contract with Gilat’s Spacenet subsidiary through December 31, 2008. Spacenet serves more than 2,500 locations across the United States and Canada. SCH will also utilize Spacenet’s SmartCare™ enterprise-grade managed network services.

–  China Satellite Communications Corp. (China Satcom) completed deployment of approximately 1,000 Gilat SkyEdge VSATs for rural telephony applications in Gansu Province and Inner Mongolia Autonomous Region. China Satcom is one of China’s largest satellite operators and the network will fulfill its Universal Service Obligation (USO).

–  Gilat delivered a SkyEdge VSAT network to the Telecommunications Cooperative of Santa Cruz de la Sierra (COTAS), Bolivia’s second-largest telecommunication operator. COTAS’ deployment of the network will fulfill its USO to meet the modern telecommunications requirements of rural communities.

About Gilat Satellite Networks Ltd.

Gilat Satellite Networks Ltd. (Nasdaq: GILT) is a leading provider of products and services for satellite-based communications networks. The Company operates under three business units: (i) Gilat Network Systems (“GNS”), which is a provider of network systems and associated professional services to service providers and operators worldwide; (ii) Spacenet Inc., which provides managed services in North America for businesses and governments through its Connexstar service brand and for consumers through its StarBand service brand; (iii) Spacenet Rural Communications, which offers rural telephony and Internet access solutions to remote areas primarily in Latin America.

Gilat was founded in 1987 and has shipped over 600,000 Very Small Aperture Terminals (VSATs) to more than 85 countries across six continents. Gilat’s headquarters is located in Petah Tikva, Israel. The Company has 14 local offices and three service facilities worldwide. Gilat markets the SkyEdge ™ Product Family which includes the SkyEdge™ Pro, SkyEdge™ IP, SkyEdge™ Call, SkyEdge™ DVB-RCS and SkyEdge™ Gateway. In addition, the Company markets numerous other legacy products. Visit Gilat at www.gilat.com.

Notes:

1) Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with Gilat’s international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat’s business, reference is made to Gilat’s reports filed from time to time with the Securities and Exchange Commission.

2) The attached summary financial statements were prepared in accordance with U.S. GAAP. The attached summary financial statements for Q1 2006 are unaudited. To supplement the consolidated financial statements presented in accordance with GAAP, the Company presents Gilat’s net income, EBITDA and earnings per diluted share, before the share-based payment charge, which is the non-cash stock option expense. This non-GAAP presentation of net income, EBITDA and earnings per share is provided to enhance the understanding of the Company’s historical financial performance and comparability between periods.

3) Operating income (loss) before depreciation, amortization, non cash stock option expenses as per SFAS 123(R) and exceptional items, (‘Non-GAAP EBITDA’) is presented because it is a measure commonly used and is presented solely in order to improve the understanding of the Company’s operating results and to provide further perspective on these results. Non-GAAP EBITDA, however, should not be considered as an alternative to operating income (loss) or net income (loss) for the period as an indicator of the operating performance of the Company. Similarly, Non-GAAP EBITDA should not be considered as an alternative to cash flows from operating activities as a measure of liquidity. Non-GAAP EBITDA is not a measure of financial performance under generally accepted accounting principles and may not be comparable to other similarly titled measures for other companies. Non-GAAP EBITDA may not be indicative of the historic operating results of the Company; nor is it meant to be predictive of potential future results. Reconciliation between the Company’s Operating income (loss) and Non-GAAP EBIDTA is presented in the attached summary financial statements.

Gilat Media Contact:
Shira Gafni
Director of Corporate Marketing
Tel: +(972) 3-925-2406
shirag@gilat.com

Investor Contact: USA
Andrea Priest
The Global Consulting Group (GCG)
Tel: +1 (646) 284 9425
apriest@hfgcg.com

Investor Contact: Israel
Noam Tepper
Financial Access
Tel: +972 (3) 575 7081
noamt@faccess.co.il

Media Contact: Israel
Amir Eisenberg
Eisenberg-Eliash Ltd.
Tel: +972 (3) 753 8828
amir@pr-ir.co.il

GILAT SATELLITE NETWORKS LTD.
CONDENSED CONSOLIDATED BALANCE SHEET
US dollars in thousands

	March 31,	December 31,
	2006	2005
	Unaudited	Unaudited

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	76,886	74,929
Short-term bank deposits		3,301
Short-term restricted cash	8,987	15,844
Restricted cash held by trustees	7,842	6,638
Trade receivables (net of allowance for doubtful accounts)	34,954	33,683
Inventories	25,150	23,253
Other current assets	29,230	27,215

Total current assets	183,049	184,863

LONG-TERM INVESTMENTS AND RECEIVABLES:
Long-term restricted cash	7,108	6,699
Long-term restricted cash held by trustees	13,199	13,692
Severance pay fund	8,486	8,467
Long-term trade receivables, receivables in respect of capital leases
and other receivables	22,615	22,757

	51,408	51,615

PROPERTY AND EQUIPMENT, NET	123,803	124,245

INTANGIBLE ASSETS AND DEFERRED CHARGES, NET	12,326	12,254

TOTAL ASSETS	370,586	372,977

GILAT SATELLITE NETWORKS LTD.
CONDENSED CONSOLIDATED BALANCE SHEET
US dollars in thousands

	March 31,	December 31,
	2006	2005
	Unaudited	Unaudited

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short-term bank credit	14	8,172
Current maturities of long-term loans	7,711	7,712
Trade payables	25,756	24,180
Accrued expenses	23,390	22,418
Short-term advances from customer held by trustees	15,353	15,502
Other accounts payable	36,640	36,672

Total current liabilities	108,864	114,656

LONG-TERM LIABILITIES:
Accrued severance pay	8,833	8,396
Long-term advances from customer held by trustees	26,122	27,835
Long-term loans, net	28,467	29,143
Long-term convertible loan from a related party, net	66,763	66,602
Accrued interest related to restructured debt	3,829	3,850
Other long-term liabilities	22,304	20,657
Excess of losses over investment in affiliates		7
Convertible subordinated notes	16,333	16,333

Total long-term liabilities	172,651	172,823

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY:
Share capital - Ordinary shares of NIS 0.2 par value	998	995
Additional paid in capital	740,512	738,724
Accumulated other comprehensive income	578	16
Accumulated deficit	(653,017)	(654,237)

Total shareholders' equity	89,071	85,498

Total liabilities and shareholders' equity	370,586	372,977

GILAT SATELLITE NETWORKS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands (except per share data)

	Three months ended March 31,
	2006	2005
	Unaudited	Unaudited

Revenues	58,589	53,038
Cost of Revenues	36,873	35,159

Gross profit	21,716	17,879

Research and development expenses:
Expenses incurred	3,663	4,832
Less - grants	97	769

	3,566	4,063

Selling, general and administrative expenses	15,926	14,506

Operating income (loss)	2,224	(690)

Financial expenses, net	(836)	(172)
Other income (expenses)	24	(159)

Income (loss) before taxes on income	1,412	(1,021)

Taxes on income	192	1,321

Income (loss) after taxes on income	1,220	(2,342)

Equity in earnings of affiliated companies	-	400

Net income (loss)	1,220	(1,942)

Basic net earnings (loss) per share	0.05	(0.09)

Diluted net earnings (loss) per share	0.05	(0.09)

Shares used in basic net earnings (loss) per share
computation	22,596	22,323

Shares used in diluted net earnings (loss) per share
computation	22,783	22,323

GILAT SATELLITE NETWORKS LTD.
RECONCILIATION BETWEEN GAAP AND NON-GAAP STATEMENT OF INCOME
FOR COMPARATIVE PURPOSES
U.S. dollars in thousands (except per share data)

	Three months ended March 31, 2006
	GAAP	Adjustments (1)	Non-GAAP
	Unaudited	Unaudited	Unaudited

Revenues	58,589		58,589

Cost of Revenues	36,873	(64)	36,809

Gross profit	21,716	64	21,780

Research and development expenses:

Expenses incurred	3,663	(56)	3,607
Less - grants	97		97

	3,566	(56)	3,510

Selling, general and administrative expenses	15,926	(1,328)	14,598

Operating income	2,224	1,448	3,672

Financial expenses, net	(836)		(836)
Other income	24		24

Income before taxes on income	1,412	1,448	2,860

Taxes on income	192		192

Income after taxes on income	1,220	1,448	2,668

Equity in earnings of affiliated companies	-		-

Net income	1,220	1,448	2,668

Basic net earnings per share	0.05	0.07	0.12

Diluted net earnings per share	0.05	0.07	0.12

Shares used in basic net earnings per share computation	22,596		22,596

Shares used in diluted net earnings per share computation	22,783		22,889

(1) Adjustments reflect the effect of non-cash stock options expenses as per SFAS123(R).

GILAT SATELLITE NETWORKS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
US dollars in thousands

	Three months ended March 31,
	2006	2005
	Unaudited	Unaudited

Cash flows from operating activities:

Net income (loss)	1,220	(1,942)
Adjustments required to reconcile net income (loss)
to net cash provided from (used in) operating activities:

Depreciation and amortization	5,022	5,375

Gain from disposal of a subsidiary	-	(98)

Stock compensation relating to options	1,448	43

Amortization of discount on debt	161	-

Equity in earnings of affiliated companies	-	(400)

Accrued severance pay, net	417	(292)

Interest accrued on short and long-term restricted cash	(78)	(161)

Exchange rate on long-term loans	161	(358)

Exchange differences on loans to employees	134	-

Capital loss from disposal of property and equipment	42	258

Deferred income taxes, net	(411)	(9)

Increase in trade receivables	(1,232)	(2,286)

Decrease (increase) in other assets (including short-term,
long-term and deferred charges)	(1,766)	2,742

Decrease (increase) in inventories	(4,954)	887

Increase (decrease) in trade payables	1,513	(2,731)

Increase (decrease) in accrued expenses	948	(3,808)

Increase (decrease) in other accounts payable and other long-term liabilities	1,631	(519)

Decrease in advances from customer held
by trustees (including long-term)	(1,862)	(1,824)

Net cash provided from (used in) operating activities	2,394	(5,123)

GILAT SATELLITE NETWORKS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
US dollars in thousands

	Three months ended March 31,
	2006	2005
	Unaudited	Unaudited

Purchase of property and equipment	(1,219)	(1,316)

Proceeds from short-term bank deposits	3,300	-

Proceeds from disposal of property and equipment	-	8

Loans to employees - net	74	(3,752)

Investment in restricted cash held by trustee	(1,838)	(1,499)

Proceeds from restricted cash held by trustee	1,205	4,483

Investment in short-term and long-term restricted cash	(1,711)	(471)

Investment in other assets	(6)	(16)

Proceeds from short-term and long-term restricted cash	8,161	1,736

Net cash provided by (used in) investing activities	7,966	(827)

Cash flows from financing activities:

Exercise of options, net	341	143

Short-term bank credit, net	(8,158)	(755)

Repayment of long-term loans	(841)	(859)

Net cash used in financing activities	(8,658)	(1,471)

Effect of exchange rate changes on cash and cash equivalents	255	(14)

Increase (decrease) in cash and cash equivalents	1,957	(7,435)

Cash and cash equivalents at the beginning of the period	74,929	75,771

Cash and cash equivalents at the end of the period	76,886	68,336

GILAT SATELLITE NETWORKS LTD.
CONDENSED NON-GAAP EBITDA
US dollars in thousands

	Three months ended March 31,
	2006	2005
	Unaudited	Unaudited

Operating income (loss)	2,224	(690)
Add:
Non-cash stock option expenses	1,448
Deprecation and amortization	5,022	5,375

Non-GAAP EBITDA	8,694	4,685